VIA EDGAR AND FACSIMILE

October 06, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant Ryan Rohn, Staff Accountant Ryan Houseal , Attorney-Advisor Katherine Wray, Attorney-Advisor

Re:	Infosys Limited Form 20-F for the fiscal year ended March 31, 2011 Filed May 6, 2011 File No. 000-25383

Ladies and Gentlemen:

Infosys Limited (“Infosys,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated September 28, 2011 (the “Comment Letter”), which included comments related to our filing on May 6, 2011 of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011 (the “2011 Annual Report”).

To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comments followed by our responses.

Form 20-F for the fiscal year ended March 31, 2011 filed on May 6, 2011

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes

We note your benefit received from the STP Tax Holiday. Please tell us how you considered disclosing the per share effects of this tax holiday, as well as the aggregate dollar effect of the holiday. Refer to SEC Release No. 34-57026 and SAB Topic 11C.

Company Response:

We respectfully acknowledge the Staff’s comment on the requirement to disclose the per share effects of this tax holiday, as well as the aggregate dollar effect of the holiday as given in Staff Accounting Bulletin (SAB) Topic 11C together with the need by the Company and its auditors to abide by the guidance that Commission Staff provides in Staff Accounting Bulletins (“SABs”).

We respectfully submit that we have disclosed the aggregate dollar effect of the holiday under the Income Taxes paragraph in the “Overview” section of the Management’s Discussion and Analysis of

Financial Condition and Results of Operations in the 2011 Annual Report by stating “As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $173 million, $223 million and $418 million for fiscal 2011, 2010 and 2009, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.” The aggregate dollar effect of the tax holiday is $173 million, $223 million and $418 million for the fiscal years 2011, 2010 and 2009 respectively.

We further respectfully submit to the Staff that we have also disclosed the aggregate tax effect due to non-taxable income for Indian tax purposes in the table for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before tax under Note 2.17 Income taxes, in the Notes to the Consolidated Financial Statements.

We respectfully submit to the staff that although we have not disclosed the per share effect of the tax holiday in the Management Discussion and Analysis of Financial Condition and Results of Operations section of the 2011 Annual Report, the per share effect of the tax holiday can be readily determined by dividing the aggregate dollar value by the weighted average number of shares outstanding for the period. However, the Company hereby confirms that the aggregate and per share effects of the tax holiday will be included in the Company’s future quarterly and annual reports filed with the Commission.

2.	Notes to the Consolidated Financial Statements

Note 1. Company Overview and Significant Accounting Policies

Note 1.3 Basis of consolidation

Your disclosure indicates that non-controlling interests are excluded from the consolidated financial statements of the Group companies. Please tell us how you considered the guidance in IAS 27.27 and 28 related to the presentation of non-controlling interests.

Company Response:

We respectfully acknowledge the Staff’s comment on the requirement to disclose the non-controlling interests on the financial statements pursuant to the following requirements under:

(i)	IAS 27 paragraph 27 – Non-controlling interests shall be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

(ii)	IAS 27 paragraph 28 – Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

We respectfully submit to the Staff that the non-controlling interest for the Group was not material (less than USD 70,000 in the Statement of Financial Position and less than USD 10,000 in the Statement of Comprehensive Income for fiscal 2011) as evident from the Group structure of our consolidated entities over which the parent exercises control, as given below:

List of related parties:

Subsidiary	Country	March 31, 2011
Infosys BPO	India	99.98%
Infosys Australia	Australia	100%
Infosys China	China	100%
Infosys Consulting	USA	100%
Infosys Mexico	Mexico	100%
Infosys Sweden	Sweden	100%
Infosys Shanghai	China	100%
Infosys Brasil	Brazil	100%
Infosys Public Services, Inc.	USA	100%
Infosys BPO s. r. o (1)	Czech Republic	99.98%
Infosys BPO (Poland) Sp Z.o.o (1)	Poland	99.98%
Infosys Consulting India Limited (2)	India	100%
McCamish Systems LLC (1)	USA	99.98%

Note (1): Subsidiaries of Infosys BPO Limited

Note (2): Subsidiary of Infosys Consulting Inc., USA

All subsidiaries, except Infosys BPO, are wholly owned subsidiaries. In Infosys BPO and its subsidiaries our holdings are 99.98%. All the subsidiaries are consolidated on a line by line basis and the non-controlling interest is eliminated at the end in the Statement of Financial Position and Statement of Comprehensive Income. The non-controlling interest for the Company over Infosys BPO and its subsidiaries is 0.02%, and the US $ value is given in the table below:

Fiscal	2011	2010	2009
Statement of Financial Position	$68,446	$60,741	$52,571
Statement of Comprehensive income	$7,706	$8,170	$3,231

We respectfully submit to the Staff that, as a result of considering the guidance with respect to materiality and relevance under the Framework of Preparation and Presentation of Financial Statements, we have not explicitly disclosed the de minimus value of non-controlling interests in the Statement of Financial Position and the Statement of Comprehensive Income.

Note 2.17 Income taxes

3.	In your reconciliation of the income tax provision, we note that you present both of the line items, overseas taxes and tax reversals, on a net basis. Please tell us and quantify the items that are being netted on these line items.

Company Response:

We respectfully submit to the Staff the details of the taxes which are being netted off in the Overseas Taxes.

Overseas tax provision in fiscal 2009 of $117 million has been adjusted to the extent of $4 million for reversal of provision towards taxes relating to Employee Stock Options. There are no adjustments in fiscal 2010 and fiscal 2011.

We respectfully submit to the Staff that the tax reversals are at a gross level of $52 million, $103 million and $23 million for fiscal 2011, fiscal 2010 and fiscal 2009, respectively combining the overseas and domestic jurisdictions and the word “net” was inadvertently included in the disclosure. The Company hereby confirms that this will be corrected in future quarterly and annual reports filed with the Commission.

4.	Your disclosure under Income Taxes in your Overview section states that as a result of tax incentives from the Government of India, a substantial portion of your pre-tax income has not been subject to significant tax in recent years. In light of this statement, it is unclear why your domestic taxes are greater than your foreign taxes in consideration that your domestic revenues are significantly lower than your foreign revenues. In this regard, we note your income tax expense table in Note 2.17 compared to your geographic revenues in Note 2.20.2. Please advise.

Company Response:

We respectfully acknowledge the Staff’s concerns as given below:

i)	Domestic taxes being higher than foreign taxes in spite of a substantial portion of our domestic pre-tax income not been subject to tax in recent years as a result of tax incentives; and

ii)	Existence of a potential inconsistency between the domestic taxes in relation to the revenues that have been reported under the India geography segment.

			$ Millions
Income tax expense	2011	2010	2009
Domestic	431	236	118
Foreign	116	120	76
Total	547	356	194

					$ Millions
Geographic Segment	North America	Europe	India	Rest of the World	Total
Revenues-2011	3,944	1,303	132	662	6,041
Revenues-2010	3,162	1,105	58	479	4,804
Revenues-2009	2,949	1,230	60	424	4,663

We respectfully submit to the staff that it is not possible to correlate the domestic income tax expense and the related Indian geographic segment and similarly the foreign tax expense with the overseas geographic segments as they are not comparable. The geographical segment disclosures on revenue are based on the location of customers and do not reflect the geographies where the actual delivery/revenue-related efforts occur. We have attempted to provide an overview of the reasons why the domestic income tax expense of Infosys is higher than the related foreign tax expense.

The Company’s software development revenues consist of Onsite revenues (work performed at customer locations, outside India) and Offshore revenues (work performed from India). The onsite revenues are approximately 49%, 46% and 47% of total revenues for the fiscal years 2011, 2010 and 2009 respectively. The foreign tax expense is due to income taxes payable overseas on the income sourced from those foreign jurisdictions (mainly the onsite revenues). These pertain largely to the United States of America and United Kingdom. Generally, the margins on our onsite operations are significantly lower than the margins on our offshore revenues. This has been discussed in detail in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the 2011 Annual Report.

In the fiscal years 2011, 2010 and 2009, approximately 22%, 32% and 93% of the revenues respectively, were derived from Software Technology Parks (STP) and Special Economic Zone (SEZ) units. The effects of tax holiday have substantially reduced due to expiry since fiscal 2009. Further, Infosys, as an Indian resident, is also liable to pay taxes in India on the entire global income in accordance with Section 5 of the Indian Income Tax Act, 1961. Accordingly, our domestic taxes are higher than foreign taxes in spite of a portion of the pre-tax income not having been subject to tax in recent years as a result of tax incentives.

5.	Note 2.20 Segment reporting

We note your disclosure under Note 1.1 that you offer software products for the banking industry and business process management services in addition to providing business solutions. Please tell us your considerations of breaking out revenue by product and service. Refer to paragraphs 31 and 32 of IFRS 8.

Company Response:

We respectfully submit to the Staff our consideration for not considering revenue segments of products and services streams separately for our banking products and business process management services:

FinacleTM -Our product FinacleTM is designed for banking and allied industries. The revenues from our product Finacle primarily consist of license revenues, implementation revenues and Annual Technical Services (ATS) as discussed under the Critical Accounting Policies in Management Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report. Finacle-related revenues represented 4.9%, 4.2% and 3.9% of our total revenues for fiscal 2011, 2010 and 2009 respectively. The license or the product component (apportioned based on contractual values) as a percentage of total revenue is only 0.44%, 0.70%

and 0.69% for fiscal years 2011, 2010 and 2009 respectively. A substantial portion of the combined license, implementation and ATS revenue from products is derived from customization and implementation services. As such, we respectfully submit to the Staff that we have not disclosed the information on the banking products separately as the product revenues that they generate are insignificant.

Business Process Outsourcing Services – The Company receives large, integrated contracts from clients which include software development, maintenance and business process outsourcing services. The Company provides business process outsourcing services through one of its subsidiaries. As it is serviced from a separate entity, we explicitly disclose this information in our Management Discussion and Analysis of Financial Condition and Results of Operations section of the 2011 Annual Report under “Overview” Discussion. However the intrinsic nature of these contracts are services, and hence the Company does not believe a separate disclosure is required for the business process outsourcing services.

Acknowledgment

In connection with the foregoing responses to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011;

•

staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact V. Balakrishnan at +91-80-2852-0440, or by facsimile at +91-80-2852-0754, or Samuel Mani Kallupurakal at +91-80-4116-7419 or by facsimile at +91-80-4110-2554.

Sincerely,

/s/ S. Gopalakrishnan

S. Gopalakrishnan

Co-Chairman (Former Chief Executive Officer )

Infosys Limited (Formerly Infosys Technologies Limited)

cc:

V. Balakrishnan, Chief Financial Officer, Infosys Limited

Samuel Mani Kallupurakal, Head of Legal, Infosys Limited

Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.